Verde Clean Fuels, Inc.

600 Travis Street, Suite 5050

Houston, Texas 77002

May 31, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nicholas O’Leary and Margaret Schwartz

Re:	Verde Clean Fuels, Inc. Registration Statement on Form S-1 File No. 333-271360

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Verde Clean Fuels, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 6:00 p.m., Eastern Time, on June 2, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Anne Peetz, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3711, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ernest Miller Ernest Miller Chief Executive Officer and Interim Chief Financial Officer